Mail Stop 3561

September 9, 2008

Mr. Gao Zhentao, CEO
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People's Republic of China

> Re: **Yuhe International, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed on August 18, 2008**
> **File No. 333-150836**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment one and revised disclosure on the cover page and elsewhere. Please revise pages four, 13, and 15 to further address the fact, if true, that there is a "lack of any meaningful market value quotations" for your shares.

2.   We note your response to comment seven of our letter dated June 11, 2008 and your responses to comments two and 22 of our letter dated July 28, 2008. It appears that some of the March 12, 2008 private placement investors purchased between 6% and 15% of your outstanding common stock and are seeking to sell their shares in this offering as selling shareholders. Please advise us of the

approximate percentage of your shares held by non-affiliates and provide an analysis of whether or not the offering is actually an indirect primary distribution of the securities by the company effected through the investors. See No. 29 of the Division's Publicly Available Telephone Interpretations for Rule 415 of the Securities Act.

3.   We note that several of your responses to our comments refer to monetary amounts quoted in Chinese currency. For example, see comments four, nine, 14, and 17 of our letter dated July 28, 2008. Please revise to include the approximate U.S. dollar value of these amounts where appropriate.

4.   We note your response to comment four of our letter dated July 28, 2008 and the identification of two members of your Supervisory Board, Zheng Chaoyang and Zhang Lishun, as employees of the Yuhe Group, an entity controlled by Mr. Gao Zhentao and his brother. We also note that members of the Supervisory Board are nominated and appointed by the Shareholder Congress. Please revise to disclose any nominations or arrangements for nomination of board members. It is unclear if any of your officers or shareholders has the ability to nominate board members. Please revise or advise.

Management's Discussion and Analysis and Results of Operation, page 16

Results of Operations – Comparison of six months period ended June 30 in 2008 and 2007, page 16

5.   We note your response to prior comment six, including the disclosure added at page F-65 describing the potential risk associated with using the pro forma financial information. Please revise your MD&A disclosures under the above caption to provide a cross-reference to indicate the page number on which you present the pro forma financial statements for the six months ended June 30, 2008.

6.   We note your revised disclosure on page 27 and response to prior comment nine. With a view to disclosure, please advise us if any of the debt agreements are material to you. For example, we note the approximately $8.2 million loans from Nansun Rural Credit.

7.   Also, please revise the description of the loan agreements on page 27 to disclose the extent to which they address, through representations, covenants, conditions, or otherwise, the working capital and other debt arrangements described in the table on page 48.

Business, page 29

8.	We note your response to prior comment 12. Please revise the first paragraph on page 15 and the second paragraph on page 49 to address Halter's historical relationship to the registrant and as a consultant to Bright Stand in its efforts to complete a combination transaction with a U.S. domiciled publicly-traded shell company.

9.	We note your response to prior comment 13 and your disclosure of the relative ease of expanding into new sales territories. Please balance this disclosure by also discussing, for example, the costs and difficulties of acquiring new productions facilities to allow your geographic expansion, and sales.

Management, page 41

10.	With a view to disclosure, advise us why the management biographies do not include Mr. Gao's directorship to Shandong Yuhe Food Co., Ltd, as described in your response to comment 19 of our letter dated July 28, 2008.

Executive Compensation, page 44

11.	We note your response comment 18 of our letter dated July 28, 2008. With respect to the company's discretionary annual bonuses and other elements of compensation, please revise to clarify how the board determines the amount for each element and explain how each element and the company's decisions regarding that element fit into the company's overall compensation objectives and affect decisions regarding other elements.

Related Party Transactions, page 47

12.	Please revise to identify and clarify all related party agreements, including the elimination of the $1 million balance of the loan between Bright Stand and the registrant "upon consolidation between Yuhe International and Bright Stand as a result of the reverse merger," which is referenced on page 48. See comment 52 of our letter dated June 11, 2008.

13.	We note your response to comment 19 of our letter dated July 28, 2008 and the statement that Mr. Gao is currently a director at Shandong Yuhe Food Co., Ltd. Please revise to address Mr. Gao's relationship with Shandong Yuhe Food Co., or advise.

14.   We note your response to comment 20 of our letter dated July 28, 2008. Please expand the narrative description of the table to separately describe any agreements that are not related to working capital purposes. For example, we note the loan to Mr. Yamamoto.

15.   Also, please file descriptions of the material agreements. Although they may be oral contracts, descriptions should be filed as exhibits to the extent they would be required to be filed as exhibits pursuant to Item 601(b)(10) if they were written. See Question 146.04 of the Division's Compliance and Disclosure Interpretations for Regulation S-K, updated July 3, 2008.

Yuhe International, Inc. Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2008 and 2007, page F-24

Note 21. Registration Rights, page F-54

16.   We note your response to prior comment 23 and your revised disclosures provided at Note 21. These disclosures largely repeat the discussion previously provided at page 58. We were unable to locate where you have addressed the disclosures of paragraph 12 of FSP EITF 00-19-2. Please explain to us how your disclosure satisfies each of the disclosure requirements of paragraph 12 of FSP EITF 00-19-2, and revise your disclosure as necessary.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

17.   We note that Bright Stand has no substantive operations prior to the acquisition of Weifang Yuhe Poultry Co., Ltd ('Weifang Yuhe') and Weifang Taihong Feed Co., Ltd. ('Taihong'), and accordingly, it appears that Weifang Yuhe should be considered the predecessor of Bright Stand. As a result, the consolidated financial statements of Weifang Yuhe, including those for the interim period through the date of the consummation of the merger, are required to be included in the combined company's Exchange Act reports, until such time as the post-merger financial statements include the results of operations for Weifang Yuhe for all periods presented.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358 or Ryan Milne, Branch Chief, at (202) 551-3688. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or James Lopez, Branch Chief, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Simon Luk, FAX: 852-2292-2200
       Greg Papciak, FAX: 206-515-8885